UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file Number 0-10200

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SEI Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEI Investments Company

1 Freedom Valley Drive

Oaks, Pennsylvania 19456

SEI Capital Accumulation Plan

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

SEI Capital Accumulation Plan

Index

December 31, 2010 and 2009

*	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

SEI Capital Accumulation Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of SEI Capital Accumulation Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers

Philadelphia, PA

June 24, 2011

SEI Capital Accumulation Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets
Investments
Investments at fair value (Notes 3 and 4)	$225,481,602	$191,674,532

Receivables
Employer contributions	1,011	32,816
Notes receivable from participants	2,405,343	2,171,214
Due from broker for securities sold	77,178	53,841
Dividends	—	100,425

Total receivables	2,483,532	2,358,296

Cash	—	400,430

Total assets	227,965,134	194,433,258

Liabilities
Due to broker for securities purchased	17,149	454,271
Accrued expenses	11,100	9,800

Total liabilities	28,249	464,071

Net assets available for benefits at fair value	$227,936,885	$193,969,187

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	270,433	747,028

Net assets available for benefits	$228,207,318	$194,716,215

The accompanying notes are an integral part of these financial statements.

SEI Capital Accumulation Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 3)	$29,287,899
Dividends	741,505

Total investment income	30,029,404

Interest income on notes receivable from participants	142,846

Contributions
Participant	12,056,188
Employer	4,475,926

Total contributions	16,532,114

Total additions	46,704,364

Deductions from net assets attributed to:
Benefits paid to participants	13,192,261
Administrative expenses (Note 2)	21,000

Total deductions	13,213,261

Net increase	33,491,103

Net assets available for benefits:
Beginning of year	194,716,215

End of year	$228,207,318

The accompanying notes are an integral part of these financial statements.

SEI Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2010 and 2009

1.	Plan Description

The following description of the SEI Capital Accumulation Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Any conflict between the description of the Plan contained herein and the actual Plan document shall be resolved in favor of the Plan document.

General

The Plan is a defined contribution plan that was established effective January 1983 by the Board of Directors of SEI Investments Company (the “Company”). The Plan’s sponsor is the Company. In December 2009, the Company amended the Plan to modify the participant’s elective salary reduction percentage from 25 percent to 50 percent effective January 1, 2010 and to modify certain administrative provisions to reflect recent law changes.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature.

Contributions

Generally, an employee will become eligible to join the Plan after the completion of his or her first hour of employment. However, certain employees are not eligible to become participants in the Plan. These employees include: union employees, unless the collective bargaining agreement provides for participation, non-resident aliens with no U.S. source income from the Company, leased employees, and, employees classified as “interns” or “summer interns” by the Company. Individuals designated by their employer as independent contractors are also excluded from participation in the Plan.

Eligible employees hired on or after April 2, 2007 are automatically enrolled in the Plan. Any eligible employee with a date of hire before April 2, 2007 was not automatically enrolled, but rather is required to complete certain forms prior to participating in the Plan. Unless an affirmative investment election is made by the eligible employee under the Plan, contributions are invested according with the default investment option under the Plan. Effective January 1, 2009, the default investment option under the Plan is the SEI Target Date Collective Investment Fund closest to the year of the employee’s retirement age. At any time, the employee has the ability to 1) terminate the salary deferral contribution to the Plan, 2) modify the deferral percentage, or 3) modify the investment elections under the Plan, subject to certain restrictions. Contribution elections are generally effective as soon as administratively feasible after receipt of the employee’s instruction in accordance with the procedures established by the Plan administrator (the “Plan Administrator”).

Participants direct the investment of their contributions into various investment options offered by the Plan, which consist of registered investment companies, collective investment trusts and the common stock of the Company. Participants invest in the common stock of the Company through a unitized account consisting of common stock and shares of the SEI Daily Income Trust Prime Obligation Fund in order to maintain a level of liquidity. This unitized account is made available to participants as the SEI Company Stock Fund. A participant-directed brokerage account option is available to allow for investments in non-Company-sponsored registered investment companies.

SEI Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2010 and 2009

A participant may make tax-deferred contributions to the Plan up to the lesser of 50 percent of eligible compensation or $16,500 for the calendar year 2010. Participant contributions are credited to the participant’s deferral account. In addition, participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

All Company contributions are discretionary and are made out of available profits of the Company. The Company’s matching contributions are credited to the participant’s matching contribution account. A participant is eligible to receive Company contributions at the point when the participant is eligible to contribute to the Plan. The Company’s matching contributions to the Plan were $4,475,926 for 2010.

Beginning in 2010, the total amount of annual contributions by the participant, excluding catch-up contributions, and on behalf of the participant by the Company cannot exceed the lesser of $49,000 or 100 percent of the participant’s annual compensation. This dollar amount may be adjusted after 2010 for cost-of-living increases.

As of January 1, 1995, participants may no longer make post-tax contributions into the Plan; however, they may withdraw previously contributed post-tax amounts at any time.

Participant Accounts

Each participant account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of the Plan’s earnings (losses) thereon. The Company may also make a profit-sharing contribution that will be allocated among eligible participants in the same proportion that each participant’s compensation bears to the aggregate compensation of all participants. These contributions will be credited to the participant’s profit-sharing account. The Company made no profit-sharing contributions during 2010. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions to the Plan and all employer contributions credited to their accounts, plus any earnings (losses) thereon.

Payment of Benefits

Amounts in participants’ accounts are distributed in the form of installments, a lump-sum amount, or a combination thereof to participants or their beneficiaries upon termination of employment, retirement, death or total disability.

Employee contributions in a participant’s deferral account may be withdrawn during employment after the employee reaches age 59-1/2 or upon showing immediate and substantial financial hardship.

SEI Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2010 and 2009

Notes Receivable from Participants

Under the tax-deferral feature, a participant is eligible for a loan amount not to exceed the lesser of $50,000 or 50 percent of the participant’s account balance (excluding the voluntary contribution account balance) reduced by the highest outstanding loan balance from the Plan during the preceding 12 months. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 4.25 percent to 9.00 percent, which is generally at or above local prevailing rates as determined by the Plan Administrator. Terms of the loans range from one to five years, except for loans for the purchase of a primary residence, which can have terms of up to 30 years. As of December 31, 2010, the loans have maturity dates that range from 2011 to 2040. Principal and interest are paid ratably through monthly payroll deductions.

As a result of the adoption of new accounting guidance, the Plan retrospectively classified participant loans as Notes receivable from participants in the Statements of Net Assets Available for Benefits and measured them at their unpaid principal balance plus any accrued but unpaid interest (See New Accounting Pronouncements in Note 2).

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting. As described in the accounting guidance issued by the Financial Accounting Standards Board (“FASB”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective investment trust. As required by the accounting guidance, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective investment trust as well as the adjustment of the investment in the collective investment trust from fair value to contract value relating to the investment contracts at December 31, 2010 and 2009. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

SEI Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2010 and 2009

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value (see Note 4). Shares of registered investment companies are reported at their stated net asset value per share. Shares of collective investment trusts are valued based upon the net asset value of units owned. Common stock of the Company is valued at market value. The Plan holds shares of a collective investment trust that has investments in fully benefit-responsive investment contracts. For purposes of the Statement of Net Assets Available for Benefits, this collective investment trust is stated at fair value. As provided in the applicable accounting guidance, an investment contract is generally required to be reported at fair value, rather than contract value, to the extent it is fully benefit-responsive.

Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Dividends earned are reinvested into additional shares of the respective fund. Interest income is accrued as earned.

The Plan presents, in the accompanying Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of its investments, which consists of realized gains and losses, and the change in the unrealized appreciation or depreciation of those investments during the Plan year.

Expenses of the Plan

All administrative costs of the Plan, with the exception of loan fees and fees related to investments in the participant-directed brokerage account paid directly from the accounts of the applicable participants, are paid by the Company.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements

In February 2010, the FASB issued an Accounting Standards Update (“ASU”) 2010-06 Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurements (“ASU 2010-06”) that sets forth additional requirements and guidance regarding disclosures of fair value measurements. ASU 2010-06 requires the gross presentation of activity within the Level 3 fair value measurement rollforward and details of transfers in and out of Level 1 and 2 fair value measurements. It also clarifies two existing disclosure requirements on the level of disaggregation of fair value measurements and disclosures on inputs and valuation techniques. The requirements and guidance became effective for annual reporting periods beginning after December 15, 2009, except that the Level 3 rollforward will become effective for annual periods beginning after December 15, 2010. The Plan’s management does not expect the adoption of the guidance related to the Level 3 rollforward to have a material impact on the Plan’s current fair value disclosures.

In September 2010, the FASB issued an ASU 2010-25 Plan Accounting—Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU 2010-25”) which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans. The update requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their principal balance plus any accrued but unpaid interest. This guidance is effective for periods ending after December 15, 2010, with early adoption permitted, and requires retrospective application to all periods presented. The update was adopted for the year ended

SEI Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2010 and 2009

December 31, 2010 and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application. The adoption of this guidance resulted in a reclassification of participant loans totaling $2,171,214 from investments to notes receivable as of December 31, 2009. There was no impact to the Plan’s net assets as of December 31, 2010 or 2009 as a result of the adoption.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-4”). ASU 2011-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. The Plan’s management is in the process of evaluating the impact of the adoption of this update on the Plan’s financial statements.

3.	Investments

The fair market values of individual assets that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 are as follows:

2010
SEI Stable Asset Fund	$16,594,009
SEI Target Date Collective Trust - Target Date 2025	11,996,790
SEI Target Date Collective Trust - Target Date 2030	12,833,797
SEI Core Strategies Collective Trust – SEI Large Cap Fund	47,229,500
SEI Core Strategies Collective Trust – SEI Small Cap Fund	26,501,429
SEI Core Strategies Collective Trust – SEI World Equity ex-US Fund	20,712,035
SEI Investments Company Common Stock	23,529,024

2009
SEI Stable Asset Fund	$15,405,878
SEI Target Date Collective Trust - Target Date 2025	10,227,353
SEI Target Date Collective Trust - Target Date 2030	9,919,312
SEI Core Strategies Collective Trust – SEI Large Cap Fund	43,832,085
SEI Core Strategies Collective Trust – SEI Small Cap Fund	21,593,306
SEI Core Strategies Collective Trust – SEI World Equity ex-US Fund	18,449,267
SEI Investments Company Common Stock	19,530,630

During 2010, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

Appreciation
Collective Investment Trusts	$21,109,149
Registered Investment Companies	1,163,588
Common Stock of the Company	7,015,162

Net appreciation in fair value of investments	$29,287,899

SEI Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2010 and 2009

4.	Fair Value Measurements

The fair value of the Plan’s investments are determined in accordance with a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The fair value measurement level of the investment within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

Registered investment companies

The registered investment companies are primarily valued at net asset value in an exchange and active market, which represents the net asset values of shares held by the Plan at year-end. The Plan’s investments in registered investment companies, with the exception of the SEI Institutional Managed Trust High Yield Bond Fund (“SIMT HYBF”), are classified as Level 1 investments. The Plan’s investment in the SIMT HYBF is valued based upon the net asset value of units owned by the Plan at year-end and is classified as a Level 2 investment.

Collective investment trusts

Collective investment trusts are composed of non-benefit-responsive investment funds that invest in open-end mutual funds and a collective investment trust that has investments in fully benefit-responsive investment contracts. The Plan’s investments in the non-benefit-responsive investment funds are valued based upon the net asset value of units owned by the Plan at year-end. The fair value of the Plan’s investments is based on the net asset values of the underlying open-end mutual funds. The fair value of the Plan’s interest in the collective investment trust that has investments in fully benefit-responsive investment contracts is determined using the market price of the underlying securities and the value of the investment contracts. The Plan’s interest in this collective investment trust is valued based on information reported by the investment advisor using the audited financial statements of the common collective trust at year-end. The Plan’s investments in collective investment trusts are classified as Level 2 investments.

Common stock

The Plan’s investment in common stock of the Company is held in a unitized account made available to participants as the SEI Company Stock Fund and is stated at fair value as quoted on a recognized securities exchange. The Company’s common stock is valued at the last reported sales price on the last business day of the Plan year. The Plan’s investment in common stock is classified as a Level 1 investment.

The Plan had no investments classified as Level 3 investments at December 31, 2010 or 2009.

SEI Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2010 and 2009

As of December 31, 2010, the Plan’s investments measured at fair value on a recurring basis were as follows:

Investments	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)

Registered investment companies	$15,631,545	$11,229,837	$4,401,708
Collective investment trusts	186,321,033	—	186,321,033
Common stock of the Company	23,529,024	23,529,024	—

Total Investments	$225,481,602	$34,758,861	$190,722,741

As of December 31, 2009, the Plan’s investments measured at fair value on a recurring basis were as follows:

Investments	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)

Registered investment companies	$10,599,057	$7,475,381	$3,123,676
Collective investment trusts	161,544,845	—	161,544,845
Common stock of the Company	19,530,630	19,530,630	—

Total Investments	$191,674,532	$27,006,011	$164,668,521

5.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2010 to Form 5500:

2010
Net Assets Available for Benefits per the financial statements	$228,207,318
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(270,433)

Net Assets Available for Benefits per the Form 5500	$227,936,885

SEI Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2010 and 2009

The following is a reconciliation of Total additions per the financial statements to the Form 5500 for the year ended December 31, 2010:

2010
Total additions per the financial statements	$46,704,364
2010 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(270,433)
2009 adjustment from contract value to fair value for fully benefit-responsive investment contracts	747,028

Total income per the Form 5500	$47,180,959

6.	Tax Status

The Internal Revenue Service issued a determination letter, dated April 23, 2008, stating that the Plan is designed in accordance with applicable Internal Revenue Code (“IRC”) requirements as of that date. The Plan has subsequently been amended since receiving the determination letter. However, the Plan Administrator and the Company’s management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

7.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of whole or partial termination of the Plan, or complete discontinuance of employer contributions, each participant shall receive a total distribution of his or her account.

8.	Related Party Transactions

SEI Private Trust Company (“SPTC”), a wholly-owned subsidiary of the Company, serves as the Trustee and Custodian to the Plan through a formal agreement with the Company. SPTC earns an annual fee based upon a percentage of the average net assets in the Plan. During 2010 and 2009, SPTC waived all fees related to this agreement.

All investments of the Plan, except for investments in the participant-directed brokerage account, are in registered investment companies and collective investment trusts sponsored by the Company and common stock of the Company; therefore, these investments and transactions qualify as party-in-interest

SEI Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2010 and 2009

transactions. The registered investment companies and collective investment trusts investment options pay aggregate advisory, administration and trustee fees to the Company at rates between 0.20 percent and 1.79 percent of the average net assets of the funds. Purchases and sales of SEI Investments Company common stock during 2010 totaled $1,430,164 and $4,435,024, respectively. The market values of SEI Investments Company common stock were $23,529,024 and $19,530,630 at December 31, 2010 and 2009, respectively. The Plan held 989,030 and 1,114,762 shares of SEI Investments Company common stock at December 31, 2010 and 2009, respectively. These party-in-interest transactions meet one or more prohibited transaction exemptions applicable to the transaction.

SEI Trust Company (“STC”), a wholly-owned subsidiary of the Company, provides trustee services to the SEI Core Strategies Collective Trust, the SEI Target Date Collective Trust and the SEI Stable Asset Fund. SEI Investments Distribution Co. (“SIDCO”), SEI Investments Management Corporation (“SIMC”) and SEI Institutional Transfer Agent, Inc. (“SITA”), also wholly-owned subsidiaries of the Company, in their capacity as distributor, manager and transfer agent of the Company-sponsored registered investment companies available in the Plan, provide distribution, investment advisory, administration and transfer agency services, either directly or through their subsidiaries, to the funds.

9.	Risks and Uncertainties

The Plan provides for various investment options including the Company’s common stock, registered investment companies and collective investment trusts that invest in stocks, bonds, fixed-income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

10.	Subsequent Events

Management has evaluated the events and transactions that have occurred through the date the financial statements were available and noted no items requiring adjustment of the financial statements or additional disclosures.

Supplemental Schedule

SEI Capital Accumulation Plan

Form 5500, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2010

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

	Common/Collective Trust:

*	SEI Trust Company	SEI Stable Asset Fund	**	$16,594,009

*	SEI Core Strategies Collective Trust	SEI Core Fixed Income Fund	**	10,159,351
		SEI Large Cap Fund	**	47,229,500
		SEI Small Cap Fund	**	26,501,429
		SEI World Equity ex-US Funds	**	20,712,035

*	SEI Target Date Collective Trust	SEI Retirement Income Fund	**	1,019,150
		SEI Target Date 2010 Fund	**	2,976,551
		SEI Target Date 2015 Fund	**	5,198,773
		SEI Target Date 2020 Fund	**	8,573,785
		SEI Target Date 2025 Fund	**	11,996,790
		SEI Target Date 2030 Fund	**	12,833,797
		SEI Target Date 2035 Fund	**	8,780,601
		SEI Target Date 2040 Fund	**	6,501,798
		SEI Target Date 2045 Fund	**	3,878,898
		SEI Target Date 2050 Fund	**	3,364,566
	Mutual Funds:

*	SEI Institutional Managed Trust	U.S. Managed Volatility Fund	**	1,614,797
		High Yield Bond Fund	**	4,401,708

*	SEI Institutional International Trust	Emerging Markets Debt Fund	**	4,669,843

*	SEI Daily Income Trust	Prime Obligation Fund	**	1,068,634

	Other Mutual Funds	Participant-Directed Brokerage Account Mutual Fund Window	**	3,876,563
	Common Stock:

*	SEI Investments Company	Common Stock, $.01 par value per share	**	23,529,024

	Notes Receivable	Interest rates range from 4.25% to 9% with maturity dates from 2011 to 2040	—	2,405,343

				$227,886,945

*	Party-in-interest
**	Historical cost information is not required for participant directed investments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SEI Capital Accumulation Plan

Date: June 24, 2011	By:	/s/ Dennis J. McGonigle
Dennis J. McGonigle
Chief Financial Officer